Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Name of Subsidiaries		Incorporation	Trade Name
1.	Dover Saddlery, Inc.	Massachusetts	“Dover”, “Dover Saddlery”, “Dover Saddlery (MA)”, and “Nashoba Valley Service, Co.”

2.	Smith Brother, Inc.	Texas	“Smith Brother” and “Smith Brothers”

3.	Dover Saddlery Retail, Inc.	Massachusetts	N/A

4.	Old Dominion Enterprises, Inc.	Virginia	“Dominion Saddlery” and “Dominion”

5.	Dover Saddlery Direct, Inc.	Massachusetts	N/A